Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated July 17, 2018, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Xplore Technologies Corp.

at

$6.00 Net Per Share

by

Wolfdancer Acquisition Corp.,

a wholly owned subsidiary of

Zebra Technologies Corporation

Wolfdancer Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Zebra Technologies Corporation (“Zebra”), a Delaware corporation, hereby offers to purchase for cash all of the outstanding shares of common stock, par value $.001 per share (the “Shares”), of Xplore Technologies Corp. (“Xplore”), at a price of $6.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2018 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, bank or other institution should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON AUGUST 13, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 5, 2018, among Zebra, Purchaser and Xplore (as the same may be amended, the “Merger Agreement”), pursuant to which, after completion of the Offer and the satisfaction or waiver of certain limited conditions, Purchaser will be merged with and into Xplore, with Xplore being the surviving corporation after such merger (the “Merger”) and each issued and outstanding Share (other than Shares owned by Zebra, Purchaser, Xplore or any direct or indirect subsidiary of Zebra or Xplore, or Shares as to which the holder thereof has properly demanded and not otherwise lost appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price. As a result of the Merger, Xplore will cease to be a publicly traded company and will become wholly owned by Zebra. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon, among other things: (a) the Merger Agreement not being terminated in accordance with its terms; (b) there being validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to midnight, New York City time, at the end of the day on August 13, 2018 (the “Expiration Time,” unless extended by Purchaser in accordance with the Merger Agreement, in which event “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) a number of Shares (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been received), together with the number of Shares then owned by Purchaser, that collectively represent as of the Expiration Time at least (the “Minimum Condition”) one share more than 50% of the Fully Diluted Shares as of such date (“Fully Diluted Shares” meaning, as of any date of determination, the sum of: (i) the aggregate number of Shares issued and outstanding as of such date and (ii) the aggregate number of Shares issuable upon the exercise, conversion or vesting of all outstanding options, restricted stock units, warrants and other rights to purchase or acquire Shares on such date); and (c) there not being in effect immediately prior to the Expiration Time any judgment enacted, promulgated, issued, entered, amended or enforced by any governmental authority or any applicable law that enjoins or otherwise prohibits the consummation of the Offer or the Merger. The Offer is also subject to other conditions described in the Offer to Purchase.

Zebra, Purchaser and Xplore have entered into tender and support agreements with certain stockholders of Xplore (the “Supporting Stockholders”), pursuant to which such stockholders have agreed, among other things, to tender all of their Shares in the Offer and take certain other actions in furtherance of the Merger. The Shares held by the Supporting Stockholders collectively constitute approximately 16.0% of the Fully Diluted Shares and 18.2% of the total outstanding Shares as of July 13, 2018. The obligations of the Supporting Stockholders are subject to certain conditions described in the Offer to Purchase.

The purpose of the Offer is for Zebra, through Purchaser, to acquire control of, and ultimately the entire equity interest in, Xplore. Following the consummation of the Offer, Purchaser intends to effect the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

Following careful consideration, the board of directors of Xplore has unanimously: (i) approved and declared advisable the Merger and the execution, delivery and performance by Xplore of the Merger Agreement and the consummation of the transactions contemplated thereby); (ii) approved that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and that the Merger will be consummated as soon as practicable following the Offer Acceptance Time (as defined in the Offer to Purchase); and (iii) recommended that Xplore’s stockholders accept the Offer and tender their Shares in the Offer.

The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger without a stockholder vote if the collective ownership of Shares by Zebra, Purchaser and any other subsidiary of Zebra exceeds the amount of Shares that would be otherwise required to approve the Merger and certain other conditions are satisfied. Following the purchase of Shares in the Offer, Zebra and Purchaser expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the provisions of the Merger Agreement, Purchaser expressly reserves the right (i) to extend the Offer if any of the conditions to the Offer have not been satisfied, (ii) to waive any condition to the Offer (other than the Minimum Condition) in its sole discretion or (iii) to increase the Offer Price or otherwise amend the Offer in any respect not adverse to the holders of Shares, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Purchaser may not, however, among other actions, reduce the Offer Price or change the form of consideration to be paid in the Offer, reduce the number of Shares subject to the Offer, waive or amend the Minimum Condition, amend or modify any Offer condition in a manner adverse to the holders of Shares, impose additional or different Offer conditions, adversely change any of the Offer terms or extend or otherwise change any time period for the performance of any obligation of Zebra or Purchaser, in each case without the consent of Xplore.

Purchaser is required to extend the Offer beyond its then-scheduled Expiration Time (i) for any period required by any applicable law, regulation, interpretation or position of the SEC or its staff or Nasdaq or its staff or (ii) for up to two consecutive periods of five business days (or other period agreed to by the parties) if any condition to the Offer has not been satisfied as of the then-scheduled Expiration Time. In the event that any condition to the Offer has not been satisfied, however, Purchaser will not be required to extend the Offer beyond January 4, 2019 unless the failure to satisfy such condition was principally caused by a breach by Zebra or Purchaser of any of their representations and warranties set forth in the Merger Agreement or their failure to perform any of their obligations under the Merger Agreement.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 AM, New York City time, on the next business day after the previously scheduled expiration of the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (if any) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer into the Depositary’s DTC account, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn at any time after September 15, 2018, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal of Shares to be effective, the Depositary must receive at one of its addresses set forth on the back cover of the Offer to Purchase a written or facsimile transmission notice of withdrawal before the Offer has expired or the Shares have been accepted for payment. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Time.

Xplore has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Xplore’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its or his or her own tax advisor regarding the United States federal income tax consequences of the Offer and the Merger in light of its, his or her particular circumstances, as well as the income or other tax consequences that may arise under the laws of any United States local, state or federal or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Neither Zebra nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, the Information Agent and the Dealer Manager) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

Innisfree M&A Incorporated	PJT Partners LP
501 Madison Avenue, 20th Floor	280 Park Avenue
New York, New York 10022	New York, New York 10017
Banks and Brokerage Firms, Please Call: (212) 750-5833	Phone: (212) 364-7800
Stockholders and All Others Call Toll-Free: (888) 750-5834

July 17, 2018